Exhibit 99.1

Vancouver	1500 - 1055 West Georgia Street, P.O. Box 11117
Toronto	Vancouver, British Columbia, Canada V6E 4N7
Ottawa	Telephone (604) 689-9111
	Facsimile (604) 685-7084	File Number: 41325-0165

Web site:  www.langmichener.com

March 12, 2009

Great Basin Gold Ltd.
138 West Street, 4th Floor
Sandown, 2196, Sandton
South Africa 2146

and

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:          Registration Statement on Form F-10

We write with reference to the Company’s registration statement on Form F-10 (File No. 333-157767), filed March 6, 2009, the Amendment No. 1 to the Form F-10, filed March 11, 2009, and any amendments thereto and any registration statements filed pursuant to Rule 429 under the United States Securities Act of 1933, as amended, and any documents incorporated by reference therein.

In connection with the Prospectus Supplement of Great Basin Gold Limited dated March 12, 2009 (the “Prospectus Supplement”), we consent to the references to our name under the headings “Documents Filed as Part of the Registration Statement” and “Legal Matters” and consent to the use of our firm’s name and reference to our opinion under the heading “Canadian Federal Income Tax Considerations” in the Prospectus Supplement.

Yours truly,

/s/ Lang Michener LLP

Lang Michener LLP